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CONTACTS:

LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT:
Corporate Communications                     Hugh Mansfield                             Jennifer Taylor
Grace Tse                                    Mansfield Communications Inc.              Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                       Tel:  (212) 370-5045
Email:ir@lorusthera.com                      Email:  hugh@mcipr.com                     E-mail:  jennifer@mcipr.com
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         LORUS THERAPEUTICS ALLOWED CANADIAN PATENT TO PROTECT INVENTION
                     OF NOVEL ANTISENSE ANTIMICROBIAL DRUGS

            - Patent protects antimicrobial drug discovery program -

TSX:              LOR
OTC BB:           LORFF

TORONTO, APRIL 9, 2003 - Lorus Therapeutics Inc. ('Lorus') announced today that the Canadian Patent Office has allowed a patent, which protects a new component of the company's antisense drug development program that shows promising antimicrobial activity.

The patent titled, 'Antisense Oligonucleotide Sequences As Inhibitors of Microorganisms,' protects Lorus' technology on the design and use of unique antisense, antimicrobial agents that target specific microbial gene sequences.

The patent covers two gene targets, SecA and Ribonucleotide reductase (RNR), which are necessary for growth and viability of microorganisms. SecA is a central component of a process required for secretion of microbial proteins, which is an essential event in the life cycle of pathogenic organisms. RNR is a central enzyme in the formation of components required for DNA synthesis and repair in bacteria, fungi and viruses. The essential functions of these gene products make them ideal targets for drug development.

"The expanding health problem of the emergence of multi-drug resistant bacteria and of new strains of viruses underscores the need for the development of new antimicrobial therapeutics," said Dr. Jim A. Wright, chief executive officer, Lorus. "The company believes that antisense-mediated inhibition of the expression of SecA and RNR can lead to the development of novel antimicrobial agents for combating this emerging health problem."

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                                      - 2 -

Dr. Wright added: "This patent represents an expansion of the antisense platform to development of novel antimicobial drugs and further strengthens the company's intellectual property portfolio, covering its antisense technology."


About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

                                     - 30 -